UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT*

SolarEdge Technologies Inc.

(Exact name of registrant as specified in its charter)
Commission File No. 001-36894

Delaware	20-5338862
(State or other jurisdiction of	(IRS Employer Identification No.)
incorporation or organization)

1 HaMada Street
Herziliya Pituach 4673335, Israel
 (Address of principal executive offices)

972 (9) 957-6620
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2020.

Section 1 - Conflict Minerals Disclosures

Item 1.01 and 1.02 Conflict Minerals Disclosure and Report

SolarEdge Technologies, Inc. (the “Company”) evaluated its current products and determined that certain products it manufactures or contracts to manufacture contain conflict minerals originating in the Democratic Republic of the Congo or adjoining countries. As a result, the Company has prepared, and is filing with this Form, a Conflict Minerals Report. A copy of the Company’s Conflict Minerals Report for the calendar year ended December 31, 2020 is provided as Exhibit 1.01 to the Specialized Disclosure Report and is publicly available on the Company’s corporate website at http://investors.solaredge.com/phoenix.zhtml?c=253935&p=irol-govHighlights

Section 2 - Exhibits

Item 2.01 Exhibits

Exhibit Number	Description

1.01	Conflicts Minerals Report for the reporting period January 1, 2020 to December 31, 2020

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SolarEdge Technologies Inc.

/s/ Rachel Prishkolnik
By: Rachel Prishkolnik
VP General Counsel & Corporate Secretary

June 1, 2021